                             EXHIBIT 1


COMPENSATION OF DIRECTORS

         Directors of the Corporation who are employees serve without additional compensation. Directors of the Corporation who are not employees of the Corporation each receive an annual retainer fee of $19,000. These Directors also receive $700 for each meeting of the Board of Directors or a Committee thereof attended. The Chairman of the Board of Directors receives an additional retainer of $100,000 per year to serve in that capacity.

           In addition to his annual retainer and meeting fees, Mr. Deininger also performed consulting services for the Corporation in 1994 earning $2,775.

           Directors who are not employees may elect to become participants in the Deferred Compensation Plan in order to defer all or a portion of their fees. Deferred fees otherwise payable are credited to a participant's Deferred Fee Account bearing an annual interest rate. Upon termination of their services, payment from the Deferred Fee Account will be paid to the former Directors in installments.

SUMMARY COMPENSATION TABLE

           The following table sets forth the compensation paid or to be paid for the fiscal year 1994 to the Chief Executive
Officer and to the four most highly compensated Executive
Officers of the Corporation. A more detailed explanation follows the table.


                                                                 Long-Term Compensation
                                                                      Awards
                                                                 ----------------------
                                                                      Securities
                                                                      Under-                  All
                                                                      lying                   Other
Name and Principal                                                    Options/                Compen-
 Position                        Year     Salary(1)        Bonus      SARs(#)                 sation(2)
- ---------------------            ----     ---------       ------- -----------------------     ----------
Raymond E. Micheletti            1994     $308,851        $53,550          0                  $8,860
  President and Chief            1993      299,224         91,125                             15,485
  Executive Officer              1992      250,557        107,800                             16,078

Lawrence G. Wolski               1994     $245,393        $61,000        8,167                $8,860
  Executive Vice                 1993      237,548         73,552                             15,485
  President, Chief               1992      233,001         82,854                             16,078
  Financial Officer

George W. Diehl                  1994     $148,246        $18,948        3,271               $10,398
  Vice President                 1993      138,371         15,989                             10,284
                                 1992      122,792         26,148                             10,901

Wayne M. Koprowski               1994     $155,651        $18,574        3,388                $8,860
  Vice President, General        1993      148,610         32,400                             10,716
  Counsel & Secretary            1992      145,157         40,625                             13,845

Steven L. Thunander              1994      165,358           $667        3,529                $5,814
  Vice President                 1993      164,882         25,000                              5,839
                                 1992      163,800         28,529                              7,997



Mr. Micheletti retired on December 31, 1994. Upon his retirement, Mr. Micheletti will receive an annual sum in the amount of $20,500 per year as part of a non-qualified, unfunded supplemental retirement payment. He will receive this amount until the year 2004. The final payment of $13,146 will be made in 2005. In the event of his prior death, Mr. Micheletti's spouse will continue to receive the payments until 2005 or until her death at which time the payments will cease.


______________________________

           1) Salary includes base compensation and contributions made under the Joslyn Corporation Retirement Parity Compensation

Plan ("Parity Plan"). Certain Executive Officers of Joslyn Corporation are participants in the Parity Plan. The Parity Plan provides annual payments to eligible employees who may elect to deposit their payments in an individual trust. Each trust provides for distribution upon: (1) retirement after attaining age 60, (2) disability or death, (3) attaining age 65, or (4) termination of employment prior to age 60. The 1994 Parity Plan amount for eligible individuals listed in the Summary Compensation Table were: Mr. Micheletti $38,251; Mr. Wolski $30,793; Mr. Diehl $12,646; Mr. Koprowski $15,051; and Mr.
Thunander $14,758.

           2) "All Other Compensation" is comprised of contributions on behalf of the Executive Officers to the Corporation's Profit Sharing Plan, a defined plan, except that it also includes a $1,000 director fee for Messrs. Diehl and Thunander for being subsidiary company board members.

STOCK OPTIONS/SAR GRANTS IN 1994

           The following tables show, as to the Chief Executive Officer and the four most highly compensated Executive Officers of the Corporation, information with respect to grants of non-qualified stock options and stock exercises for the period January 1, 1994 to December 31, 1994.

     NON-QUALIFIED OPTION GRANTS AWARDED DECEMBER 30, 1994



                         Securities    % of Total                           Potential Realizable Value at
                         Underlying    Granted to                           Assumed Annual Rates of Stock Price
                         Options       Employees   Base Price   Expiration        Appreciation for Option Term
   Name                  Granted(1)    in 1994     ($/share)(2)    Date      at 0%         at 5%            at 10%
- ----------------------   -----------   ----------  ------------ ----------  -------       ------          ---------
Raymond E. Micheletti*   0               0            0                 -        0             $0                 0
Lawrence G. Wolski       8,167          12.4%       $25.50        6/26/05        0        139,453          $358,940
George W. Diehl          3,271           4.9%       $25.50        6/26/05        0         55,852           143,760
Wayne M. Koprowski       3,388           5.1%       $25.50        6/26/05        0         57,850           148,903
Steven L. Thunander      3,529           5.3%       $25.50        6/26/05        0         60,258           155,100




*    Mr. Micheletti retired in December 1994.

______________________________
     (1) All options were granted on December 30, 1994, and first become exercisable on June 26, 1995.

     (2) The Base Price equals the average of the last reported high and low transactions of Common Shares on the NASDAQ National
Market System on the date of the grant of options.

     AGGREGATED OPTION/SAR EXERCISES IN 1994 AND FISCAL YEAR-END
     OPTION/SAR VALUES

      This table provides the number of shares acquired by stock option exercise during 1994. The value realized is the difference between the market price on the date of exercise and the base price multiplied by the number of shares exercised. The table also provides the year-end value of all stock options and Stock Appreciation Rights ("SARs") granted to but not yet exercised by each executive. The value represents the difference of the market price on December 30, 1994 and the base price multiplied by the number of outstanding options. This value may go up or down as the stock price fluctuates and is not realized until exercised.




                                                               Securities             Value
                                                               Underlying            of Unexercised
                                                               Unexercised           In-the-Money
                                                               Options/SARs at       Options/SARs at
                                                             1994 Fiscal Year-end:     1994 Fiscal Year-end:
                             Shares Acquired                   Exercisable/          Exercisable/
 Name                        on Exercise      Value Realized   Unexercisable         Unexercisable
- ---------------------        ---------------  -------------- ---------------------   -----------------------
Raymond E. Micheletti         0                   0               19,273/0            $31,762/0
Lawrence G. Wolski            0                   0             28,717/8,167          114,240/0
George W. Diehl               2,712            $23,585          14,037/3,271          46,970/0
Wayne M. Koprowski            1,778            16,891           16,660/3,388          58,962/0
Steven L. Thunander           1,946            12,649           20,046/3,529          86,698/0


DEFINED BENEFIT PENSION PLAN

      Salaried employees participated in the Employees' Supplemental Retirement Plan of Joslyn Corporation ("Pension Plan") until December 31, 1988 when the Pension Plan was frozen. Therefore, no additional benefit accruals for either additional employment service or compensation increases will be incurred. The estimated annual benefits payable upon retirement at age 65 for each of the individuals named in the Summary Compensation Table are as follows: Mr. Micheletti $40,158; Mr. Wolski $76,068; Mr. Diehl $19,937; Mr. Koprowski $13,687; and Mr. Thunander $34,976.

EMPLOYMENT AGREEMENTS

      The Corporation has entered into an employment agreement with Mr. Lawrence G. Wolski (Acting Chief Executive
Officer, Executive Vice President, and a Director). The agreement provides for an annual salary to be paid to the employee at least equal to that being received at the date of the agreement.

           The agreement expires on December 31, 1997. This agreement may be earlier terminated by Joslyn upon 180 days written notice. Mr. Wolski is entitled to receive salary at the rate in effect at the date of notice for a period of 18 months following termination of employment conditioned upon his rendition of consulting services to Joslyn for the remaining term of his Agreement. However, Joslyn may terminate the agreement within such period if the employee accepts other employment prior to the expiration of the period, and Joslyn reasonably determines the new employment to be in conflict or competition with Joslyn. Upon the death of Mr. Wolski, his legal representative is entitled to receive his salary payable to the end of the month following the month in which death occurs, plus incentive compensation for the fiscal year extended to the last day of the month following date of death, plus an amount equal to the monthly base salary in effect at the time of death multiplied by three.

           Mr. Wolski has also entered into a separate severance agreement (the "Severance Agreement") under which Mr. Wolski will be entitled to receive a single cash payment equal to 2.5 times the sum of (a) his highest annual base salary in effect during the prior 12-month period, (b) his Plan Accomplishment level bonus under the Executive Management Incentive Plan for the full year, (c) his Parity Plan payment for the full year, and (d) his maximum Profit Sharing Plan contribution for the full year, if Mr. Wolski's employment with the Corporation is terminated or he resigns for "good reason" following a "change in control" of the Corporation. The Corporation is also obligated to maintain medical, dental and lift insurance for a period of 2.5 years following his termination. Any payments made and benefits provided to Mr. Wolski under the Severance Agreement will be in lieu of those payments and benefits to which Mr. Wolski would otherwise be entitled under his employment agreement.

           For purposes of the Severance Agreement, a "change in control" will be deemed to have occurred if any of the following events occurs:

           (i) any individual, entity, or group, including any "person" (as defined in Section 13(d)(3) or (14(d)(2) of the Securities Exchange Act of 1934, as amended (Exchange Act) acquires beneficial ownership of 25% or more of the outstanding common stock or of the combined voting power of the then outstanding securities of the Corporation entitled to vote generally in the election of directors (the "Voting Securities");

         (ii) individuals who were directors of the Corporation as of the effective date of the Severance Agreement shall cease to constitute a majority of such Board of the Corporation;

        (iii) the shareholders shall approve a reorganization, merger or consolidation of the Company, unless, following such reorganization, merger or consolidation, (A) at least 60% of the common stock and 60% of the Voting Securities are owned by all or substantially all of the same persons who were beneficial owners of such securities immediately prior to such reorganization, consolidation or merger, in substantially the same proportions relative to one another, (B) no person beneficially owns 25% or more of the common stock or voting securities of the surviving corporation, other than specified entities controlled by the Company or a person who had beneficial ownership of 25% or more of the common stock or the Voting Securities immediately prior to the reorganization, consolidation or merger, and (C) at least a majority of the members of the board of directors of the surviving corporation were members of the Incumbent Board; or

           (iv) the Shareholders approve a plan of complete liquidation or dissolution of the Corporation or the sale or disposition of all or substantially all of the assets of the Corporation to another corporation other than a corporation which meets the following requirements: (A) more than 60% of the common stock and 60% of the voting securities of the corporation are owned by all or substantially all of the same persons who were beneficial owners of the common stock and the Voting Securities immediately prior to such sale or disposition, in substantially the same proportions relative to one another, (B) no person beneficially owns 25% or more of the common stock or voting securities of the corporation, other than specified entities controlled by the Company or a person who had beneficial ownership of 25% or more of the common stock or the Voting Securities immediately prior to such sale or disposition, and (C) at least a majority of the members of the board of directors of the corporation were members of the Incumbent Board.

           Mr. Wolski will be deemed to have had "good reason" to terminate his employment with the Corporation following a change of control if, among other things, without his written consent, he is assigned to duties inconsistent with his duties or responsibilities with the Corporation immediately prior to the change of control, his salary or benefits are reduced, he is reassigned to any location more than 50 miles from the facility where he is located at the time of the change of control or, following a merger or consolidation in which the corporation is not the surviving corporation or the transfer of all or substantially all of the assets of the Corporation to another corporation, the corporation fails to obtain from such corporation an agreement to assume all of the Corporation's obligations under the Severance Agreement.

           In addition to Mr. Wolski, Mr. Koprowski and Mr. George Diehl, Vice President, each have severance agreements with the Corporation. The provisions of those agreements are identical to the provisions of Mr. Wolski's Severance Agreement except that each of these officers will be entitled to receive a single cash payment equal to the sum of 2 (rather than 2.5) times the sum of their base salary, Plan Accomplishment under the Executive Management Incentive Plan, Parity Plan payment for the full year and maximum Profit Sharing Plan contribution for the full year.

           Mr. Thunander and Mr. Daniel Dumont, Vice President and President of Joslyn Canada, Inc., are eligible under the Corporation's Severance Policy for Corporate Managers to receive one year's annual base salary and benefit continuation for one year upon termination following a change in control.

           The Corporation has the right to terminate any of the severance agreements and the severance policy prior to a change in control upon 120 days notice.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE
COMPENSATION

           The Compensation Committee of the Board of Directors is responsible for reviewing and recommending to the Board compensation for the Executive Officers of the Corporation, including the Chief Executive Officer and the four most highly compensated Executive Officers. The Committee reviews base salaries and corporate and individual bonus goals of the Chief Executive Officer and of the Executive Officers as recommended by the Chief Executive Officer. The Committee also approves all grants of stock options under the Corporation's Stock Option
Plan. All Committee members are non-employee, outside directors of the Corporation.

COMPENSATION PHILOSOPHY

           The Corporation seeks to link Executive Officer compensation to profitability resulting in enhanced shareholder value. The compensation philosophy has the following objectives:

           - to attract and retain quality management

           - to encourage and reward performance on an individual, business unit and corporate basis

           - to reward both short term and long term performance

           - to tie executive compensation to long term growth of shareholder value


           The Corporation's executive compensation program is comprised of a base salary, an annual incentive bonus program and a long term incentive compensation plan in the form of stock options. In addition, Executive Officers are eligible to participate in various benefit plans, including medical insurance coverage and profit sharing, which are available to all employees. While the Compensation Committee is aware of the deductibility limitation for compensation paid to Executive Officers, current compensation levels are not expected to approach the one million dollar limitation.

BASE SALARY

           Base salaries for Executive Officers are determined in consideration of each Executive Officer's position, responsibilities, experience and performance. In setting compensation, the Committee takes into account the national marketplace for a group of companies consisting of electrical and electronics manufacturing companies of similar size (annual sales between $100 and $600 million) in the Corporation's labor market ("Labor Market Group"). The Committee decided against using the companies in the industry peer group as reflected in the Performance Graph because the Committee believes that the comparatively large size of many of the peer group companies distorts compensation levels for similar positions. Each Executive Officer's base salary range is initially set at the median for similar positions within the Labor Market Group.

           The Committee annually reviews and may adjust individual salaries of all Executive Officers including the Chief Executive Officer and the four highest compensated Executive Officers taking into account compensation guidelines (utilizing executive compensation surveys, outside compensation specialists, or both), business performance and individual performance. Business performance is evaluated in reference to actual corporate earnings results compared to an annual business plan submitted by Management and approved by the Board of Directors. The factors impacting base salary are not independently assigned specific weights. Rather, the Committee reviews all the factors and makes salary recommendations which reflect the Committee's analysis of the aggregate impact of these factors.

           Mr. Micheletti's 1994 base salary was $270,000 which was the same base salary that he earned in 1993. The Compensation Committee retained the services of a compensation consultant in 1994 to advise it in setting compensation levels for the Chief Executive Officer and each of the Executive Officers. The study indicated that Mr. Micheletti's base salary was about 20% below the median for chief executive officers in the Labor Market Group. However, in light of Mr. Micheletti's announced retirement, the Committee decided not to adjust his base salary for 1994.

ANNUAL INCENTIVE BONUS PROGRAM

           In addition to base salary, each Executive Officer is eligible for an annual incentive cash bonus award under the Executive Management Incentive Plan. The Compensation Committee believes that the plan provides an additional short term incentive to those executives who have a greater potential impact on business performance by having a larger portion of their total compensation in variable bonus opportunities. Annual cash bonuses are paid based on formulas which take into consideration attainment of corporate and business unit earnings goals and individual goals designed to improve the Corporation's overall performance. Individual performance goals are tailored to each Executive Officer's position and vary from person to person. For Executive Officers, excluding the Chief Executive Officer, potential bonus payments range from 0% to a maximum of 60% of base salary depending on the Executive Officer's position with generally half of the bonus potential based upon corporate or business unit earnings performance and the other half based upon individual performance. However, since actual payouts are dependent on achieving pre-determined performance goals, failure to attain those goals could result in no bonus. Despite non-operating charges taken in 1994, the Corporation did achieve a level of operating income resulting in minimal bonus awards for the Chief Executive Officer and the Executive Officers.

           For 1994, Mr. Micheletti's potential bonus ranged from 0% to 70% of base salary with a target payment of 35% of base salary. Fifty percent (50%) of his annual potential bonus was based upon the attainment of targeted net income goals for the 1994 plan year, with the remaining 20% bonus based upon the achievement of individual goals. For 1994, Mr. Micheletti was awarded a bonus of $53,550, which is 19.8% of base salary.

LONG TERM INCENTIVE COMPENSATION PLAN (STOCK OPTION PLAN)

           The Compensation Committee believes that by providing key employees, including the Chief Executive Officer and the four highest compensated Executive Officers, who have substantial responsibility over the management and growth of the Corporation, with an opportunity to increase their ownership of the Corporation's stock, the interest of the shareholders and key employees, including Executive Officers, will be more closely aligned. The Stock Option Plan meets this objective by permitting the Corporation through the Compensation Committee to make annual grants of non-qualified stock options to key employees, including the Chief Executive Officer and the four highest paid Executive Officers. Stock options are granted with an exercise price equal to the fair market value of the Corporation's common stock on the date of grant and typically may be exercised over a period of five or ten years. This approach is intended to motivate the key employees to contribute to the creation and growth of shareholder value over the long term. Value to the optionee is dependent upon an increase in the stock price above the exercise price. The size of each person's stock option grant is based upon a formula, originally recommended by an outside compensation consultant, which provides a range of possible grants utilizing a multiple of the optionee's base salary. The formula for determining the number of stock option grants is the base salary times a multiplier (ranging from .3 to
 .85), divided by the then market price of the Corporation's stock. The Compensation Committee also considers previous options granted but unexercised as well as actual ownership in the Corporation's stock in making additional grants of options.

The compensation study referred to above indicated that stock options grants awarded for 1994 are below the median compared to grants awarded to optionee in the Labor Market Group.

           Due to his retirement at the end of 1994, Mr.
Micheletti was not awarded option grants in 1994.

                Richard C. Osborne, Chairman
                John H. Deininger
                Donald B. Hamister


PROPOSED NON-EMPLOYEE DIRECTOR STOCK PLAN

           On February 8, 1995, the Board of Directors adopted, subject to approval by the Corporation's Shareholders, the Non-Employee Director Stock Plan (the "Plan"). The Plan is designed to assist the Corporation in attracting, retaining and compensating highly qualified individuals who are not employees of the Corporation for service as members of the Board and to provide them with a proprietary interest in the Corporation's common shares. The Board believes the Plan will be beneficial to the Corporation and its Shareholders by allowing non-employee directors to have a personal financial stake in the Corporation, in addition to underscoring their common interest with Shareholders in increasing the value of the Corporation's common shares over the long term. Non-employee directors currently also receive cash remuneration for their services as described above under "Compensation of Directors".

DESCRIPTION OF THE PLAN

           The following summary description of the Plan is qualified in its entirety by reference to the full text of the Plan, which is attached to this Proxy Statement as Exhibit A.

           If approved by the Corporation's Shareholders, the Plan will provide for fifty percent (50%) of each non-employee director's annual retainer to be paid in common shares of the Corporation. The remaining fifty percent (50%) shall be paid in cash. In addition, the Plan will provide for automatic yearly grants of options to purchase 1,000 common shares (subject to adjustment as provided in the Plan) to each active non-employee director serving on the Board at the time of the grant who is not an employee of the Corporation or any of its subsidiaries or affiliates. Each option grant, having a ten-year term, will permit the holder to purchase shares at their fair market value on the date the option was granted subject to a vesting requirement which may be accelerated in the event of a change in control (as defined in the Plan). Payment for shares will be in cash to the Corporation. The Plan will expire, unless earlier terminated, on December 31, 2004.

           Option grants under the Plan will be made on the date of the Annual Shareholders' Meeting of each year commencing at the 1995 Annual Shareholders' Meeting.

           All options will expire ten years after the date of grant, subject to Plan provisions relating to death, retirement or disability. If a participating non-employee director terminates service on the Board as the result of disability or death, previously granted options will continue to become exercisable as described above but must be exercised within one year of such termination and in any event within ten years of grant. In the event of mandatory retirement, previously granted options will continue to become exercisable but must be exercised within two years of such termination and in any event within ten years of grant. If a participating non-employee director terminates service on the Board for any reason other than retirement, disability or death, his or her outstanding options may be exercised only to the extent that they were exercisable at the time of such termination and expire six months after such termination. Each option will be non-assignable and non-transferable other than by will or the laws of descent and distribution.

           An aggregate of 125,000 common shares will be subject to the Plan. Common shares subject to options that terminate unexercised will be available for future option grants. Adjustments will be made in the number of shares subject to the Plan, the outstanding options, and in the purchase price of outstanding options, in the event of any change in the Corporation's outstanding shares by reason of any stock split or stock dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change.

ADMINISTRATION

           The Plan will be administered by the Compensation Committee of the Board. The Committee will be authorized to interpret the Plan, establish and amend rules relating to the Plan and make other determinations necessary or advisable for the administration of the Plan, but will have no discretion with respect to the selection of Directors to receive options, the number of common shares subject to the Plan or to each grant, or the purchase price for common shares subject to option. The Committee will also have no authority to increase the Plan benefits materially.

           The Board of Directors may terminate the Plan at any time or amend it in whole or in part, except that the provisions specifying amounts, pricing and timing of grants may not be amended more than once every six months, other than to comport with specified changes in applicable law. In addition, any amendment that increases the number of common shares subject to the Plan or to any option or extends the period during which options may be granted will require approval by the Corporation's Shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE
NON-EMPLOYEE DIRECTOR STOCK PLAN.  PROXIES SOLICITED HEREBY WILL
BE VOTED IN FAVOR OF ADOPTION OF THE PLAN UNLESS THE SHAREHOLDER
SPECIFIES OTHERWISE.

           Approval of this proposed will require the affirmative vote of a majority of the outstanding common shares of the Corporation, present or represented, and entitled to vote at the Annual Meeting.

                                                              Exhibit A

                          JOSLYN CORPORATION
                   NON-EMPLOYEE DIRECTOR STOCK PLAN


1.         PURPOSES.

           The Non-Employer Director Stock Plan (the "Plan") is established to attract, retain and compensate highly qualified individuals who are not employees of Joslyn Corporation (the "Company") for service as members of the Board of Directors ("Non-Employee Directors") and to provide them with an ownership interest in the Company's common shares. The Plan will be beneficial to the Company and its Shareholders by allowing these Non-Employee Directors to have a personal financial stake in the Company through an ownership interest in the Company's common shares, in addition to underscoring their common interest with Shareholders in increasing the value of the Company's common shares over the long term.

2.         EFFECTIVE DATE.

           The Plan as adopted by the Board of Directors of the Company shall be effective as of the date it is approved by the holders of at least a majority of the outstanding common shares of the Company, present or represented, and entitled to vote at the 1995 Annual Meeting of Shareholders.

3.         ADMINISTRATION OF THE PLAN.

           The Plan shall be administered by the Compensation Committee of the Board of Directors (the "Committee"). Subject to the provisions of the Plan, the Committee shall be authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan; PROVIDED, HOWEVER, that the Committee shall have no discretion with respect to the eligibility or selection of Non-Employee Directors to receive options or common shares under the Plan, the number of common shares subject to any such options, or the purchase thereunder, or the percentage of the annual retainer to be paid in common shares; AND PROVIDED FURTHER, that the Committee shall not have the authority to take any action or make any determination that would materially increase the benefits accruing to Non-Employee Directors under the Plan. The Committee's interpretation of the Plan, and all actions taken and determinations made by the Committee pursuant to the powers vested in it hereunder, shall be conclusive and binding upon all parties concerned including the Company, its Shareholders and persons granted options or issued common shares under the Plan. The Chairman of the Board and the Chief Executive Officer of the

Company shall be authorized to implement the Plan in accordance with its terms and to take or cause to be taken such actions of a ministerial nature as shall be necessary to effectuate the intent and purposes of the Plan.

4.         PARTICIPATION IN THE PLAN.

           All active members of the Company's Board of Directors who are not as of the date of any option grant or common share issuance employees of the Company or any of its subsidiaries or affiliates shall be eligible to participate in the Plan.
Directors emeritus shall not be eligible to participate.

5.         AWARDS UNDER THE PLAN.

           Awards under the Plan shall consist of common shares and non-qualified stock options ("options") to purchase common shares.

6.         TERMS, CONDITIONS AND FORM OF OPTION

           (a) OPTION GRANT DATES. Options to purchase 1,000 common shares (as adjusted pursuant to Paragraph 9) shall automatically be granted on the date of the Annual Shareholders' Meeting of each year, commencing at the 1995 Annual Shareholders' Meeting, to each person who is a Non-Employee Director immediately after such meeting, or if later, on the date on which a person is first elected or begins to serve as a Non-Employee Director other than by reason of termination of employment. If such person is elected or begins service as a Non-Employee Director between the date of the Annual Shareholders' Meeting and October 31 of that year, options to purchase 1,000 common shares shall automatically be granted on the date of commencement of such services. If such person is elected or begins service after October 31 of that year but before the next Annual Shareholders' Meeting, options to purchase 500 common shares shall automatically be granted on the date of commencement of such services.

           (b) EXERCISE PRICE. The exercise price to be paid for any common share for which an option is exercisable shall be 100% of the fair market value of such common share on the date the option is granted, which shall be the average of the high and low price of the common shares on such date as generally reported on the NASDAQ National Market System.

           (c) EXERCISABILITY AND TERM OF OPTIONS. Each option granted under the Plan shall become exercisable commencing on the day before the company's next Annual Shareholders' Meeting following the date of grant. Each option granted under the Plan shall expire ten years from the date of grant, and shall be subject to earlier termination as hereinafter provided. Notwithstanding the foregoing, (1) any option granted under the

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Plan shall become exercisable as of the date of a Change of
Control in the Company (as set forth in Paragraph 10(e) hereof); and (ii) any option granted under the Plan shall automatically become exercisable on the date the rights ("Rights") issued pursuant to the Rights Agreement, dated as of February 10, 1988, between The First National Bank of Chicago and Joslyn Manufacturing Co. (formerly "Joslyn Corporation"), and succeeded to by the Company, become exercisable for common shares ("Distribution Date"). In the event an option is exercised within ten days following the Distribution Date, its exercise shall be effective as of the day before the Distribution Date unless the optionee specifies a later effective date.

           (d)  TERMINATION OF DIRECTORSHIP.

                1. DISABILITY. Subject to Paragraph 10(e), if the holder of an option granted under the Plan ceases to be a Non-Employee Director of the Company by reason of disability, each such option held by such holder shall be exercisable only to the extent that such option is exercisable on the effective date of such holder's ceasing to be a Non-Employee Director and may thereafter be exercised by such holder (or such holder's guardian, legal representative or similar person) until the earlier to occur of the (i) date which is one year after the effective date of such holder's ceasing to be a Non-Employee Director and (ii) the expiration date of the term of such option.

                2. RETIREMENT. Subject to Paragraph 10(e), if the holder of an option granted under the Plan ceases to be a Non-Employee Director of the Company by reason of mandatory retirement, each such option held by such holder shall be exercisable only to the extent that such option is exercisable on the effective date of such holder's ceasing to be a Non-Employee Director and may thereafter be exercised by such holder (or such holder's guardian, legal representative or similar person) until the earlier to occur of the (i) date which is two years after the effective date of such holder's ceasing to be a Non-Employee Director and (ii) the expiration date of the term of such option.

                3. DEATH. Subject to Paragraph 10(e), if the holder of an option granted under the Plan ceases to be a Non-Employee Director of the Company by reason of death, each such option held by such holder shall be exercisable only to the extent that such option is exercisable on the date of such holder's death and may thereafter be exercised by such holder's executor, administrator, legal representative, beneficiary or similar person, as the case may be, until the earlier to occur of the (i) date which is one year after the date of death and (ii) the expiration date of the term of such option.

                4.    OTHER TERMINATION.  Subject to Paragraph
10(e), if the holder of an option granted under the Plan ceases to be a Non-Employee Director of the Company for any reason other

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

than disability, mandatory retirement or death, each such option held by such holder shall be exercisable only to the extent such option is exercisable on the effective date of such holder's ceasing to be a Non-Employee Director and may thereafter be exercised by such holder (or such holder's guardian, legal representative or similar person) until the earlier to occur of the (i) date which is six months after the effective date of such holder's ceasing to be a Non-Employee Director and (ii) the expiration date of the term of such option.

           (e)  PAYMENT.  The option price shall be paid in cash.

7.         AWARD OF SHARES IN LIEU OF RETAINER FEE

           (a) PERCENTAGE. Fifty percent (50%) of each Non-Employee Director's annual retainer fee for service as a member of the Company's Board of Directors for the ensuing year shall be paid in common shares of the Company. Such common shares shall be awarded on the date of the Annual Shareholders' Meeting of each year. The number of shares to be awarded shall be equal to fifty percent (50%) of the annual retainer fee divided by the fair market value of a common share as determined in Paragraph 7(b) below. No fractional shares shall be issued, and the number of shares shall be rounded down to the nearest whole share and the remaining amount shall be paid in cash. The remaining fifty percent (50%) of the annual retainer fee shall be paid in cash.

           (b) PRICE. The common shares awarded shall be valued at the average of the high and low price for common shares of the Company on the NASDAQ National Market System on the date of the award of such common shares to the Non-Employee Directors.

8.         COMMON SHARES SUBJECT TO THE PLAN.

           The common shares that will be available under the Plan for issuance upon the exercise of option or the award of common shares shall not exceed an aggregate of 125,000 common shares (as adjusted pursuant to Paragraph 9). Any common shares subject to an option grant which for any reason expires or is terminated unexercised as to such common shares shall again be available for issuance under the Plan.

9.         DILUTION AND OTHER ADJUSTMENT.

           In the event of any change in the outstanding common shares of the Company by reason of any stock split, stock dividend, recapitalization, merger, consolidation or exchange of shares or other similar corporate change, such adjustments shall be made in the grants under the Plan, including the exercise price of outstanding options, as the Committee determines are necessary or appropriate to preserve the rights of Non-Employee Directors under the Plan, including, if necessary, any adjustments in the maximum number of shares referred to in

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

Paragraph 8 of the Plan. Such adjustments shall be conclusive and binding for all purposes of the Plan.

10.        MISCELLANEOUS PROVISIONS.

           (a) RIGHTS AS SHAREHOLDER. A Non-Employee Director shall have no rights as a holder of Company common shares with respect to option grants hereunder, unless and until certificates for common shares are issued to the Non-Employee Director.

           (b) ASSIGNMENT OR TRANSFER. No option granted under the Plan or any rights or interests therein shall be assignable or transferable by a Non-Employee Director except by will or the laws of descent and distribution. During the lifetime of a Non-Employee Director, options granted hereunder are exercisable only by, and payable only to, the Non-Employee Director.

           (c) AGREEMENTS. All options granted under the Plan shall be evidenced by agreements in such form and containing such terms and conditions (not inconsistent with the Plan) as the Committee shall adopt.

           (d) COSTS AND EXPENSES. The costs and expenses of administering the Plan shall be borne by the Company and not charged to any option or to any Non-Employee Director receiving an option.

           (e)  CHANGE IN CONTROL.

                1. Notwithstanding any provision in the Plan or any agreement, in the event of a Change in Control as defined below in connection with which the Non-Employee Directors as holders of common shares receive shares of common stock that are registered under Section 12 of the Securities and Exchange Act of 1934 ("Exchange Act"), all outstanding options shall immediately become exercisable in full, and there shall be substituted for each common share available under this Plan, whether or not then subject to an outstanding award, the number of shares into which each outstanding common share shall be converted pursuant to such Change in Control. In the event of any such substitution, the purchase price per share in the use of an option shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options without a change in the aggregate purchase price.

                2. Notwithstanding any provision in the Plan or any agreement, in the event of a Change in Control in connection with which the Non-Employee Directors as holders of common shares receive consideration other than shares of common stock that are registered under

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

           Section 12 of the Exchange Act, each outstanding award shall be surrendered to the Company by the Non-Employee Director as holder thereof, and each such award shall immediately be cancelled by the Company, and the holder shall receive, within ten days of the occurrence of a Change in Control or within ten days of the approval of the Shareholders of the Company, a cash payment from the Company in an amount equal to (i) in the case of an option, the number of common shares then subject to such option, multiplied by the excess, if any, of the greater of (A) the highest per share price offered to Shareholders of the Company in any transaction whereby the Change in Control takes place or (B) the fair market value of a common share on the date of occurrence of the Change in Control, over the purchase price per common share subject to the option. The Company may, but is not required to, cooperate with any person who is subject to Section 16 of the Exchange Act to assure that any cash payment in accordance with the foregoing to such person is made in compliance with
           Section 16 and the rules and regulations thereunder.

                3.    For purposes of the Plan, a "Change in
           Control" of the Company shall occur at the earliest of:

                      i)   The acquisition by any entity, person,
                or group, of beneficial ownership as that term is defined in Rule 13d-3 under the Exchange Act, as amended, of more than 20% of the outstanding capital stock of the Company entitled to vote for the election of directors ("voting stock").

                      ii)  The commencement by any entity, person
                or group (other than the Company or a subsidiary of the Company) of a tender offer or an exchange offer for more than 20% of the outstanding voting stock of the Company.

                      iii) The effective time of (i) a merger or
                consolidation of the Company with one or more other companies as a result of which the holders of the outstanding voting stock of the Company immediately prior to such merger or consolidation hold less than 60% of the voting stock of the surviving or resulting company, or (ii) a transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 60% of the voting stock; or

                      iv)  The election to the Board, without the
                recommendation or approval of the incumbent Board, of the lesser of (i) three directors or (ii)

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

                directors constituting a majority of the number of directors of the Company then in office.

11.        AMENDMENT AND TERMINATION

           The Board of Directors of the Company may amend, terminate or suspend the Plan at any time, in its sole and absolute discretion; provided, however, to the extent required to qualify the Plan under Rule 16b-3 promulgated under Section 16 of the Exchange Act, no amendment shall be made more than once every six months that would change the amount, price or timing of the annual grants or the common shares issued in lieu of annual retainer fee, the purchase price of options granted hereunder, determination provisions relating to options granted hereunder, or the category of persons eligible to receive grants of options and awards of common shares hereunder, other than to comport with changes in the Internal Revenue Code of 1986, as amended, or the Employee Retirement Income Security Act of 1974 or the rules and regulations promulgated thereunder; and provided, further, to the extent required to qualify the Plan under Rule 16b-3, no amendment that would (a) materially increase the number of common shares that may be issued under the Plan, (b) materially modify the requirements as to eligibility for participation in the Plan, or (c) otherwise materially increase the benefits accruing to participants under the Plan, shall be made without the approval of the Company's Shareholders. The Plan (but not the options previously granted under the Plan) shall in any event terminate on, and no options shall be granted after, December 31, 2004.

12.        COMPLIANCE WITH SEC REGULATIONS.

           It is the Company's intent that the Plan comply in all respects with Rule 16b-3 under the Exchange Act and any related regulations. If any provisions of the plan are found not to be in compliance with such Rule and regulations, the provision shall be deemed null and void. All grants and exercises of options and issuance of common shares under the Plan shall be executed in accordance with the requirements of Section 16 of the Exchange Act and regulations promulgated thereunder.

13.        GOVERNING LAW.

           The validity and construction of the Plan and any agreements entered into thereunder shall be governed by the laws of the State of Illinois.



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